[LETTERHEAD OF VANTIV, INC.]

March 2, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Mara L. Ransom

Re:                             Vantiv, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed February 21, 2012 (File No. 333-177875)

Dear Ms. Ransom:

Vantiv, Inc., a Delaware corporation (the “Company”), transmits herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-177875) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated February 23, 2012. We are sending to the Staff under separate cover courtesy copies of Amendment No. 5, including copies marked to show the changes effected by Amendment No. 5.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 5.

Risk Factors, page 19

Risks Related to Our Company and Our Organizational Structure, page 34

Our substantial indebtedness could adversely affect our ability to . . . ., page 35

1.                                       Please update this risk factor to disclose your proposed debt refinancing, as you do elsewhere in your prospectus.

The Company has revised the disclosure on page 36 in response to the Staff’s comment.

Executive and Director Compensation, page 115

Annual Cash-Based Incentive Compensation, page 116

2.                                       We note your response to comment 10 in our letter dated February 2, 2012 and your disclosure on page 117 regarding the way in which you calculate the aggregate amount available for payout under your annual performance plan.  However, it appears that the awards granted under your 2011 plan exceed the overall funding level of your plan, as calculated pursuant to your disclosure on page 117.  Please revise or advise.  If the compensation committee has discretion to adjust the total funding level of the plan, please disclose this fact.  Refer to Item 402(b)(2)(vi) of Regulation S-K.

The Company has revised the disclosure on pages 119 and 120 to clarify that the aggregate amount available for payout under the plan is based on a formula that includes the aggregate annual bonus target for all participants in the plan, which consisted of approximately 800 employees in 2011, including our named executive officers.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (513) 900-5250.

Sincerely yours,

/s/ Nelson F. Greene

Nelson F. Greene, Esq.
Chief Legal Officer and Secretary

cc:           Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP

Richard J. Sandler, Esq. Davis Polk & Wardwell LLP